Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-6

under the Securities Exchange Act of 1934, as amended

Filing Person: Nabriva Therapeutics Plc

Subject Company: Nabriva Therapeutics AG

Commission File No.: 001-37558

VIENNA, Austria, April 17, 2017 - Nabriva Therapeutics AG (NASDAQ:NBRV) (“Nabriva AG”) announced that its supervisory board and management board approved the relocation of the holding company of Nabriva AG and its subsidiaries (“Nabriva Group”) from Austria to Ireland (the “Redomiciliation Transaction”). The Redomiciliation Transaction will be effected by the exchange of American depositary shares (“Nabriva AG ADSs”) and shares (the “Exchange Offer”) of Nabriva AG for shares of Nabriva Therapeutics Plc (“Nabriva Ireland”), a newly-formed Irish public limited company, with Nabriva Ireland becoming the publicly-traded parent entity of Nabriva AG. Once the Exchange Offer is completed, the current Austrian publicly-traded parent company, will become a subsidiary of the newly-formed Irish company, and it is expected that Nabriva Ireland will then become the publicly-traded parent company of the Nabriva Group and its subsidiaries with its tax residency in Ireland.

“The Supervisory Board and I believe that it is in our shareholders’ best interests to change our company domicile to Ireland. This will allow us better access to capital which is more in line with other emerging-stage bio-pharmaceutical companies and will allow Nabriva to operate more flexibly and efficiently,” said Dr. Colin Broom, Chief Executive Officer of Nabriva. “We will continue to focus on the development of lefamulin, our novel pleuromutilin antibiotic, which we are developing as a treatment for patients with moderate to severe community acquired bacterial pneumonia (CABP). Our research and discovery efforts will continue to be located in Austria and clinical development and plans for future commercialization will be managed from Ireland, the United States and Austria.”

As a result of the Exchange Offer, it is expected that each holder of Nabriva AG ADSs who tenders into the Exchange Offer will receive one ordinary share of Nabriva Ireland (a “Nabriva Ireland Share”) for each Nabriva AG ADS held immediately prior to the effectiveness of the Exchange Offer, and each holder of Nabriva AG Common Shares who tenders into the Exchange Offer will receive ten Nabriva Ireland Shares in exchange for each Nabriva AG Common Share held immediately prior to the effectiveness of the Exchange Offer. Nabriva Ireland will continue to be subject to U.S. Securities and Exchange Commission (“SEC”) reporting requirements, and it is expected that the Nabriva Ireland Shares will be listed solely on NASDAQ under the symbol “NBRV,” Nabriva AG’s current trading symbol.

Full details of the Redomiciliation Transaction, including the Exchange Offer and associated benefits and risks, are contained in an offer to exchange/prospectus that was filed with the SEC on April 14, 2017. Completion of the Exchange Offer will be subject to various conditions described in the offer to exchange/prospectus.

Nabriva is being advised by DLA Piper on U.S. and Austrian law, and by A&L Goodbody on Irish law.

ABOUT NABRIVA AG

Nabriva AG is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infectives to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva AG’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva AG’s lead product candidate, lefamulin, is a novel semi-synthetic pleuromutilin antibiotic with the potential to be the first-in-class available for systemic administration in humans. Nabriva AG believes that lefamulin is the first antibiotic with a novel mechanism of action to have reached late-stage clinical development in more than a decade. Lefamulin is currently being evaluated in two global, registrational Phase 3 clinical trials in patients with moderate to severe CABP. Nabriva AG believes that lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and a favorable tolerability profile.

Nabriva AG owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the success and consequences of the Exchange Offer and the Redomiciliation Transaction, are forward-looking statements.

These statements relate to future events or to the Nabriva AG’s or Nabriva Ireland’s future financial performance and involve known and unknown risks, uncertainties and other factors which may cause Nabriva AG’s or the Nabriva Ireland’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “might”, “objective”, “plan”, “potential”, “predict”, “project”, “positioned”, “seek”, “should”, “target”, “will”, “would”, or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about Nabriva AG’s or the Nabriva Ireland’s business and the industry in which it operates and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. Additional information concerning these and other factors is contained in the filings made by Nabriva AG with the SEC, including in its 2016 Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 24, 2017. All forward-looking statements speak only as of the date of this communication. Neither Nabriva AG nor Nabriva Ireland assume any obligation, and disclaims any obligation, to update the information contained in this communication.

ADDITIONAL INFORMATION

This communication does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

In connection with the proposed Exchange Offer, Nabriva Ireland has filed with the SEC a registration statement on Form S-4 to register under the Securities Act of 1933, as amended (the “Securities Act”), the Nabriva Ireland Shares to be issued pursuant to the offer described herein. Nabriva Ireland will also file with the SEC a statement on a Schedule TO pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended, furnishing certain information with respect to the Exchange Offer. The registration statement on Form S-4, the tender offer statement on Schedule TO and any amendments thereto will be available for inspection and copying as set forth below. SHAREHOLDERS ARE ADVISED TO READ THE OFFER TO EXCHANGE/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REDOMICILIATION TRANSACTION, NABRIVA AG AND NABRIVA IRELAND. Shareholders may obtain copies of the offer to exchange/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of these reports and other information by mail from the SEC at the above address at prescribed rates or from the website maintained by the SEC at www.sec.gov. You may also inspect certain reports and other information concerning Nabriva AG at www.nabriva.com/investors/SECfilings.

This document is a press release and does not constitute a prospectus for the purposes of Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”). This document has not been approved by the Central Bank of Ireland, nor any equivalent authority in a European Economic Area member state. No offer of shares to the public is made, or will be made in connection with the Exchange Offer, that requires the publication of a prospectus pursuant to the Prospectus Directive.

Nabriva AG Contacts:

INVESTORS

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

610-813-6406

MEDIA

Katie Engleman

Pure Communications, Inc.

Katie@purecommunicationsinc.com

910-509-3977